

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

February 13, 2009

Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

      Re: **AutoNation, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2007
                 Filed February 28, 2008
                 File No. 1-13107

Dear Mr. Jackson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director